SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

June 11, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy
Robert Littlepage
Courtney Lindsay
Lisa Haynes Etheredge

Re:	Cambium Networks Corporation

Draft Registration Statement on Form S-1

Submitted May 8, 2018

CIK No. 0001738177

Ladies and Gentlemen:

On behalf of our client, Cambium Networks Corporation (“Cambium” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 4, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 confidentially submitted on May 8, 2018 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Amended Draft Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amended Draft Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 8, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Amended Draft Registration Statement.

We have also provided to the Staff under separate cover copies of all written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. The Company requests that the Staff destroy such copies of these materials upon completion of its review. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Prospectus Summary

Overview, page 1

Draft Registration Statement Submitted on May 8, 2018

Prospectus Summary, page 1

1.	Prominently disclose the overview of the restructuring activities undertaken by Vector Capital and affiliates, quantifying the associated charges.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7 and 8 of the Amended Draft Registration Statement in the Summary section and included a more prominent explanation of the purpose and effect of the recapitalization for investors.

2.	Please include in your Prospectus Summary and in your Business section a corporate organization chart that will show the structure of the company after your recapitalization. Include in this chart the voting control that will be held by Vector Capital and the voting control held by public shareholders after the offering and recapitalization.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amended Draft Registration Statement to provide a corporate organization chart that shows the structure of the Company after the Recapitalization.

3.	Please balance your disclosure by adding an overview of the risks related to this offering and ownership of your shares by Vector Capital and its affiliates. Include here any current or anticipated waivers of competition and corporate opportunity, including with which individuals and by which agreements or by board action, specified business opportunities or specified classes or categories of business opportunities may be waived.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended Draft Registration Statement.

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Risk Factors, page 12

4.	In your disclosure on page 107 you state that you have undesignated preferred shares and that a certain amount of those shares may be issued without shareholder action. Please provide a risk factor discussing these undesignated preferred shares and the possible impact any future issuances may have on common shareholders. Include this information in your Prospectus Summary and in any other location you deem appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 42 of the Amended Draft Registration Statement.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect..., page 38

5.	Please expand your risk factor here or provide an additional risk factor to discuss the potential impact your staggered board structure may have on shareholders’ ability to exert influence on company decisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Amended Draft Registration Statement.

Use of Proceeds, page 45

6.	We note that you intend to dedicate a certain portion of the offering proceeds to returning capital and accumulated yield and to pay management fees to VCH, L.P. and its affiliates. Discuss here, or where you deem appropriate, how you quantified this amount. Please also discuss in your Prospectus Summary and anywhere else you deem appropriate how you considered these payments in your recapitalization plan.

In response to the Staff’s comment, the Company has revised the disclosure in “Use of Proceeds” on page 47 of the Amended Draft Registration Statement and provided therein cross references to elsewhere in the prospectus where further detail on the determination of amounts is disclosed. Please note the actual amount of proceeds to be used for these purposes will depend upon the timing of the offering and the Company will estimate this amount in the preliminary prospectus to be used to market the offering.

Management’s Discussion and Analysis Overview, page 53

7.

Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, discuss any cost savings initiatives and other restructuring

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activities undertaken including exiting facilities and reducing your workforce or relocating positions to lower cost geographies that have generated significant cost savings and whether you expect further cost savings to be generated. We also note that you have incurred substantial debt associated with the recapitalization. Please revise your overview to address in more detail how these trends, demands, commitments etc. are likely to affect your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Amended Draft Registration Statement. Supplementally, the Company wishes to advise the Staff that it considers the factors previously described in this section as the key challenges that the Company must address to realize its potential. The Company has modified the prior disclosure in an attempt to present these factors in a more balanced context. Additionally, the Company has added disclosure regarding its credit facility as suggested by the Staff.

Results of operations, page 58

8.	We note your disclosure on page 55 regarding share-based compensation expense. Please revise your discussion of the results of operations to clarify which income statement line items are expected to be impacted by the issuance of share-based compensation in connection with this offering. If possible, please also quantify the expected future impact upon each line item. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amended Draft Registration Statement.

Business Regulatory requirements, page 83

9.	Please expand your discussion of regulations to provide more details about the specific laws and regulations that may materially affect your operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amended Draft Registration Statement.

Executive Compensation, page 91

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10.	We note that you have only provided compensation information for the fiscal year ended December 31, 2017. Please provide summary compensation information for the two most recent completed fiscal years. Please refer to Item 402(n) of Regulation S-K.

The Company acknowledges the Staff’s comment, but respectfully notes that while Item 402(n) of Regulation S-K requires summary compensation information for the two most recent completed fiscal years, Instruction 1 to Item 402(n) states that “information with respect to the fiscal year prior to the last completed fiscal year will not be required if the smaller reporting company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year […].” As such, the additional disclosure has not been included.

Consolidated Financial Statements, page F-1

11.	Please update your financial statements and other financial information in include the interim period ended March 31, 2018. Please refer to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its financial statements and other financial information to include the interim period ended March 31, 2018 in the Amended Draft Registration Statement.

Consolidated Balance Sheets, page F-3

12.	Please present a pro forma balance sheet alongside your most recent historic balance sheet to give effect to the recapitalization and return of capital. The pro forma balance sheet should reflect the return of capital as a distribution accrual, and not give effect to the offering proceeds.

The Company acknowledges the Staff’s comment and has provided the pro forma balance sheet alongside the Company’s most recent historical consolidated balance sheets on page F-3 of the Amended Draft Registration Statement.

Consolidated Statements of Income, page F-4

13.	Please present on the face of your income statement pro forma per share data, for the latest year and subsequent interim period, to give effect to the recapitalization and the total number of shares whose proceeds would be necessary to pay the return of capital. We refer you to the guidance in SAB Topic 1:B.3.

The Company acknowledges the Staff’s comment and has revised its income statement and earnings per share footnote on page F-4 of the Amended Draft Registration Statement to incorporate the pro forma per share data disclosure for the latest year and subsequent interim period to give effect to the recapitalization. However, at this time, the Company has not finalized the

June 11, 2018

pro forma denominator with respect to the offering proceeds necessary to pay the return of capital. As such, the pro forma amounts for the latest year and subsequent interim period will be blank until this information is finalized.

10. Management incentive compensation, page F-23

14.	Please disclose the types of future triggering events that would cause you to record compensation expense for the MIU and phantom units.

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Amended Draft Registration Statement.

15. Commitments and contingencies, page F-31

15.	We note your disclosures on page 116 regarding registration rights granted to Vector Capital. If material, please disclose any cash penalties associated with the registration rights agreements or penalties resulting from delays in registering your common stock. Please refer to ASC 825-20-50-1.

The Company acknowledges the Staff’s comment and confirms that there are no cash penalties associated with the registration rights agreement or penalties resulting from delays in registering the Company’s ordinary shares.

17. Related party transactions, page F-33

16.	We note Vector Capital Management, LP, provided you with management oversight and services during 2016 and 2017. Please refer to SAB Topic 1:B.1 and tell us if the historic income statements reflect all costs of doing business. With respect to any expenses incurred by your parent on your behalf, please disclose your method of allocation and provide management’s assertion that the method used is reasonable.

With respect to management oversight and services provided by Vector Capital Management, LP and affiliated entities, costs reflect advisory services that were performed during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018. These advisory service fees reflect all costs of doing business with Vector Capital Management, LP and affiliated entities and these costs were properly reflected in the Company’s historical income statements. Additionally, there were no expenses incurred on the Company’s behalf or borne by Vector Capital Management, LP and affiliated entities for the historical income statements presented. The only costs incurred by our parent, VCH, L.P., on our behalf are driven by the management incentive units as fully disclosed in the prospectus and financial statements. After the offering, the Company will not receive or pay for any services from Vector Capital Management, LP or its affiliated entities including VCH, L.P.

18. Subsequent events, page F-34

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17.	Please disclose the actual date through which subsequent events were evaluated. Please also disclose whether that date represents when the financial statements were issued or available to be issued. Please refer to ASC 855-10-50-1.

The Company acknowledges the Staff’s comment regarding the disclosures required by ASC 855-10-50-1. In response to the Staff’s comment, the Company has revised the disclosure on page F-39 of the Amended Draft Registration Statement.

General

18.	We note that you include graphics in your gatefolds to your registration statement and that you include revenue information. Balance out your disclosure by providing net income (loss) information in the locations where you reference revenue and revenue growth.

The Company acknowledges the Staff’s comment and has revised the graphics in the gatefolds of the Registration Statement to provide net income (loss) information where the Company has referenced revenue and revenue growth.

19.	Please confirm that the graphics you include in your front and back gatefolds accurately reflect your current product and service capabilities.

The Company acknowledges the Staff’s comment and confirms that the graphics included in the front and back gatefolds of the Registration Statement accurately reflect the Company’s current product and service capabilities. Specifically, the front gatefold depicts the core applications that the Company’s products address, each of which is described in the prospectus in a manner that, the Company respectfully submits, is consistent with the visual depiction in the graphic. Similarly, the Company confirms that all of the products shown in the back gatefold are the Company’s. These photographs are not intended to include all of the Company’s products or product lines, but instead to give a visual representation of the diverse terrain and weather conditions in which the Company’s current products are deployed. The Company includes a detailed description of its product lines and their specifications on pages 83 and 84 of the Amended Draft Registration Statement.

20.	We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

June 11, 2018

In response to the Staff’s comment, the Company is providing to the Staff, under separate cover, a supplemental binder containing (1) all third-party statements cited throughout the Registration Statement and (2) a table containing cross-references to statements with underlying factual support.

* * * *

June 11, 2018

If you have questions with respect to the Amended Draft Registration Statement or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin A. Wellington

Martin A. Wellington

Sidley Austin LLP

cc:	Sally J. Rau, Cambium Networks Corporation Helen Theung, Sidley Austin LLP Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C. Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.